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SEC FILE NUMBER
0-17224

CUSIP NUMBER
25811P100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
DORAL FINANCIAL CORPORATION

Full Name of Registrant
N/A

Former Name if Applicable

1451 F.D. Roosevelt Avenue

Address of Principal Executive Office (Street and Number)
San Juan, Puerto Rico 00920

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Doral Financial Corporation (the “Company”) was not able to timely file with the Securities and Exchange Commission (the “Commission”) its Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as a result of delays in the preparation of its consolidated financial statements for the year ended December 31, 2007 and in management’s evaluation of the Company’s internal control over financial reporting as of December 31, 2007. The Company expects to file this annual report by March 31, 2008.

As previously announced, the Company has and continues to develop a plan for remedying material weaknesses identified in its internal control over financial reporting. The Company expects that it will continue to have one or more material weaknesses in its internal control over financial reporting as of December 31, 2007.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Laura Vázquez Controller and Principal Accounting Officer	787	474-6764
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company estimates that it will incur a net loss (before preferred dividends) of approximately $171 million for the year ended December 31, 2007, compared to a net loss (before preferred dividends) of approximately $223.9 million for the year ended December 31, 2006. This estimate is based on preliminary information and as such is subject to change as the Company continues to work on the preparation of its audited consolidated financial statements, particularly on the evaluation of accounts that are by their nature inherently subject to judgment and subjective assessments, such as the deferred tax asset. The Company continues to experience a compression in its net interest income, which together with higher loan loss reserves tied to adverse delinquency trends, continue to adversely affect the Company’s results of operations. In addition, the Company’s banking subsidiaries sold approximately $1.9 billion in available-for-sale securities during the third quarter of 2007 at a pre-tax loss of approximately $128 million. For the year ended December 31, 2007, Doral Financial reported an income tax benefit of $131.9 million, compared to a tax benefit of $48.1 million for 2006. The recognition of income tax benefit reflects the release of the valuation allowance of the deferred tax asset, primarily as a result of the recapitalization of the Company.

Doral Financial Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 18, 2008	By	Laura Vázquez

Controller and Principal Accounting Officer